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Exhibit 1

Management's Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to "NAP" or the "Company" or similar terms refer to North American Palladium Ltd. and its subsidiaries. "LDI" refers to Lac des Iles Mines Ltd., and "Cadiscor" refers to Cadiscor Resources Inc.

This Management's Discussion and Analysis ("MD&A") dated May 10, 2010 is intended to supplement and complement NAP's unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A should also be read in conjunction with both the audited consolidated financial statements and annual MD&A for the year ended December 31, 2009. Additional information regarding the Company, including its audited annual consolidated financial statements, the annual MD&A for the year ended December 31, 2009, and the most recent Form 40-F/Annual Information Form are on file with the US Securities and Exchange and the Canadian provincial regulatory authorities and available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements, which include future-oriented financial information, that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'plan', 'targeting', 'goal', 'vision' and similar expressions identify forward- looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions including factors and assumptions related to future prices of palladium, gold and other metals, the Canadian dollar exchange rate, the ability of the Company to meet operating cost estimates, inherent risks associated with mining and processing, as well as those estimates, risks, assumptions and factors described in the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's LDI and Sleeping Giant mines will operate as anticipated, or that the other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING MINERAL
RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms "measured", "indicated" and "inferred" mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. US investors should understand that "inferred" mineral resources have a great

 1ST QUARTER REPORT 2010

amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, US investors are cautioned not to assume that any part or all of NAP's mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP's mineral reserves and mineral resources, see NAP's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. (TSX: PDL, NYSE AMEX: PAL) is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company's flagship mine, is one of North America's two primary palladium producers and is located approximately 85 kilometres northwest of Thunder Bay, Ontario. In addition to palladium, the LDI mine produces platinum, gold, nickel and copper but was temporarily placed on care and maintenance in 2008 when metal prices dropped. However, with the recent recovery in the prices of these metals, in particular palladium, the Company announced the restart of the LDI's Roby underground mine in April 2010. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec, which achieved commercial production on January 1, 2010. The Company has extensive landholdings adjacent to both the LDI and Sleeping Giant mines, and is pursuing a signficant exploration program aimed at increasing its reserves and resources in those areas. The Company's common shares are included in the S&P/TSX Global Mining Index.

KEY FINANCIAL DATA

(expressed in thousands of dollars except per share amounts) Three months ended March 31	2010	2009

FINANCIAL HIGHLIGHTS
Revenue
Revenue – after pricing adjustments	$7,930	$5,030
Gold (oz) sold	6,700	–
Net income
Net income (loss)	$(14,624)	$347
Net income (loss) per share	$(0.11)	$0.00
Cash flow
Cash flow provided by (used in) operations before changes in non-cash working capital	$(14,302)	$1,040
Cash flow provided by (used in) operations before changes in non-cash working capital per share[1]	$(0.11)	$0.01
Capital spending	$4,487	$210
OPERATING HIGHLIGHTS
Production
Gold (oz)	4,863	–
Cash costs[1]
Gold (US$ per ounce sold)	$1,417	–

Non-GAAP measure. Please refer to Non-GAAP Measures on page 27

 1ST QUARTER REPORT 2010

FINANCIAL CONDITION

(expressed in thousands of dollars)	As at March 31 2010	As at December 31 2009

Net working capital	$90,564	$114,507
Cash balance	$83,387	$98,255
Shareholder's equity	$171,606	$192,261

EXECUTIVE SUMMARY

On April 14, 2010, the Company announced that it has restarted the Roby underground mine at LDI, which is expected to produce approximately 140,000 ounces of palladium per year over a two-year period, mined via ramp access at a rate of 76,000 tonnes per month (2,600 tonnes per day). The Company expects cash costs per ounce, net of byproduct credits, to be US$350 per ounce of palladium produced. The Company has hired approximately 150 employees, which brings the total workforce at the LDI mine to approximately 180 employees. The mine is expected to resume full operations in the second quarter of 2010.

On April 20, 2010, the Company announced that it has entered into a letter of intent to acquire the Vezza gold project in the Abitibi region in Quebec from Agnico-Eagle Mines Ltd. for $10.0 million comprised of $3.5 million in cash and $6.5 million in shares. Vezza is an advanced-stage exploration project in close proximity to the Sleeping Giant mill. According to a recent resource estimate report, the property is estimated to have 288,000 contained ounces of gold in the measured and indicated categories. If developed, management believes that Vezza has the potential to produce approximately 40,000 to 50,000 ounces of gold per year over a 7 - 9 year mine life. The transaction is expected to close in late May 2010.

On April 28, 2010, the Company completed a unit offering of 17.4 million units at a price of $5.00 per unit for gross proceeds of $87.0 million. In connection with the offering, an over-allotment option was exercised which provided an additional 2.6 million units at a price of $5.00 for gross proceeds of $13.0 million. Total aggregate proceeds from the unit offering amounted to $100.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $6.50 prior to October 28, 2011. In the event that the closing sale price of the common shares on the TSX is greater than $7.50 per share for a period of 20 consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given.

NAP also announced during the first quarter of 2010, its intention to commence initial development of the Offset Zone via a 1,500-metre ramp to a depth of over 200 metres below the Roby Underground mine. The ramp is expected to be completed by the end of this year at a cost of approximately $16 million. The ramp will provide access for a platform for the installation of a raise-bore shaft to surface which management believes, in combination with a high-volume bulk mining method, is expected to make NAP a low cost producer of palladium. NAP's objective is to commence production in the Offset Zone once the Roby Zone ore has been depleted to ensure a seamless transition in production.

The Company's Sleeping Giant gold mine achieved commercial production as of January 1, 2010. NAP has commenced deepening the mine shaft at the Sleeping Giant gold mine by 200 metres. The shaft deepening will be completed by year end and will allow for the development of three new mining levels at depth. The capital cost of the project this year is expected to be approximately $4.5 million for the shaft deepening and an additional $1.5 million for auxiliary equipment.

 1ST QUARTER REPORT 2010

NAP will continue to invest in exploration in 2010 with a significant program aimed at increasing its reserves and resources at LDI and at its gold division. NAP is completing a $15 million, 68,000-metre drilling and exploration program at LDI to identify additional resources, upgrade resource classifications, and facilitate the planning of future mine development. NAP also plans to spend $6.2 million on a 53,000 metre gold exploration program for 2010 focused on extending Sleeping Giant zones at depth, drilling the Dormex property (adjacent to the Sleeping Giant gold mine), advancing its Flordin property, surface drilling at its Discovery property, and ground geophysical surveys and drilling at its Laflamme gold property.

Financial Highlights

The net loss for the quarter ended March 31, 2010 was $14.6 million or $0.11 per share compared to a net income of $0.3 million or $nil per share in the same quarter last year.

Revenue after pricing adjustments for the quarter ended March 31, 2010 was $7.9 million compared to $5.0 million in the same quarter last year.

Cash used in operations for the quarter ended March 31, 2010 was $10.2 million, a decline of $24.6 million, compared to cash provided by operations of $14.4 million in the same quarter last year.

NAP used cash in operating activities of $14.3 million, before changes in non-cash working capital, for the quarter ended March 31, 2010, or $0.11 per share1, as compared to cash provided by operations before changes in non-cash working capital, of $1.0 million, or $0.01 per share1, for the quarter ended 2009.

Net working capital as at March 31, 2010 was $90.6 million (including cash and cash equivalents and short-term investments of $83.4 million), compared to $114.5 million as at December 31, 2009.

Operational Highlights

On April 14, 2010, the Company announced that it has restarted palladium production at the LDI Roby underground mine. For the quarter ended March 31, 2010, there were 24,840 tonnes of ore extracted from the Roby underground mine that was stockpiled and available for processing at the LDI mill. During the same period last year, the mine was on temporary care and maintenance. On an annualized basis, NAP expects to produce 140,000 ounces of palladium per year. Ore production at the LDI mine achieved its target rate of 2,600 tonnes per day by May 1, 2010. The mine is operating seven days per week on two 12-hour shifts per day. The Company has a workforce of 180 employees at LDI and has recently signed a new collective agreement with the United Steelworkers, effective until May 31, 2012. The Company also announced the renewal of the smelting contract with Xstrata Nickel for LDI's concentrate.

At the Sleeping Giant gold mine, for the quarter ended March 31, 2010, there was 26,832 tonnes of ore hoisted from underground, with 26,823 tonnes being processed by the mill. The ramp up for the Sleeping Giant gold mine to steady-state production has been slower than anticipated due in part to lower than expected grades from several producing stopes. In addition, whereas the previous operator tried to maintain approximately 16-18 stopes in production to ensure consistent tonnes and grade, the Company has thus far only operated 9-10 stopes at a time. The Company determined that three lower grade stopes required further drilling before accessing them at a later date and has attempted to make up for lost tonnage by mining remnants in previously mined stopes. New stopes are under development in order to increase the number of active stopes available for mining to seek to achieve a steady-state target of 50,000 ounces of gold per year. In the first quarter of 2010, as mine production ramps up, Sleeping Giant's cash costs were US$1,417 per ounce of gold sold1, significantly higher than its expected steady-state cash costs.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 27

 1ST QUARTER REPORT 2010

Exploration Highlights

NAP intends to build on its 2009 exploration success, and has more than doubled its LDI exploration budget to $15 million for 2010. The program's objectives are to identify additional resources, upgrade resource classifications, and facilitate planning of future mine development. The Company plans to spend $12 million drilling 53,000 metres in the Offset Zone, and $3 million drilling in the West Pit area, adjacent to the current pit, and the Creek Zone area, located approximately 1.6 kilometres northeast of the Offset Zone. The Company is preparing a resource update for the Offset Zone that will include the results of all the drilling completed in 2009. NAP expects this resource update to be available in the second quarter of 2010. The Company, assisted by Nordmin Engineering Ltd. ("Nordmin"), will also work towards completing a scoping study that will incorporate the resource update. This scoping study is expected to be available in the third quarter of 2010.

At the Sleeping Giant gold mine, the extensional drill program resulted in additional resources both below and adjacent to the current mine workings. On April 6, 2010, the Company announced that an updated mineral reserve and resource estimate nearly doubled the mineral resources at Sleeping Giant. In 2010, the Company intends to conduct 30,000 metres of extensional drilling at a cost of approximately $2.1 million with the objective of extending the mine life further by identifying new resources and converting mineral resources to mineral reserves.

The Flordin property in Quebec is located within trucking distance of the Sleeping Giant mill. The property's first-time NI 43-101 report estimates that the property contains 679,000 tonnes of measured and indicated resources at an average grade of 4.25 grams per tonne gold for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 grams per tonne gold for a total of 169,261 contained ounces. In 2010, NAP intends to conduct a summer 10,000-metre infill drill campaign to upgrade the resource classification. The Company believes that the Flordin gold property could have the potential to provide additional feed for the underutilized Sleeping Giant mill and is currently examining open pit scenarios.

The Discovery project in Quebec is also located within trucking distance of the Sleeping Giant mill. The Company recently filed an environmental impact study for the Discovery project and applied for a mining lease to continue to advance the property toward a future underground exploration program. In 2010, NAP plans to conduct a 4,200-metre surface drilling program to expand the gold zone intersected in 2008. The August 1, 2008 scoping study concluded that the project could produce 44,000 ounces of gold per year for four years with a project IRR of 27%, assuming a US$850 gold price.

Outlook

The Company's management team believes it is delivering on its vision to create a diversified mid-tier precious metals company. The LDI mine offers significant leverage to the price of palladium, which NAP believes will increase due to increased demand and limited supply. The Company's renewed commitment to exploration is yielding results at the LDI mine and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

In April, as the price of palladium surpassed US$500 per ounce, the Company successfully restarted the Roby underground mine at LDI. The Roby underground mine is targeting to produce approximately 140,000 ounces of palladium per year over a two-year period with cash costs per ounce, net of byproduct credits, to be US$350 per ounce of palladium. This mine is expected to resume full operations in the second quarter of 2010. With the Sleeping Giant gold mine expected to ramp up to full production in mid-2010, the Company expects steady-state cash costs to be approximately US$600 per ounce with annualized steady-state production of 50,000 ounces.

Management believes there could be attractive strategic opportunities to consider in the current environment. The Company will use its strong balance sheet to pursue PGM and/or gold acquisition and joint venture opportunities, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

 1ST QUARTER REPORT 2010

FINANCIAL REVIEW

Income from mining operations

Income from mining operations includes the following:

Three months ended March 31	2010	2009

Revenue before pricing adjustments	$7,930	$–
Pricing adjustments	–	5,030

Revenue after pricing adjustments	$7,930	$5,030

Production costs	$16,051	$–
Care and maintenance costs	–	3,216
Inventory pricing adjustment	–	(2,688)
Smelter treatment, refining and freight costs	18	66
Amortization	2,012	50
Loss on disposal of equipment	9	–
Asset retirement obligation accretion	144	94

Total operating expenses	$18,234	$738

Income (loss) from mining operations	$(10,304)	$4,292

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a third party smelter or refinery for treatment; however, final pricing is not determined until the refined metal is sold, which in the case of LDI metal sales, can be up to six months later. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

Metal sales for the Sleeping Giant mine are recognized at the time that significant risks and rewards transfer to the purchaser.

 1ST QUARTER REPORT 2010

Revenue from metals sales are provided in the following table.

	2010			2009

Three months ended March 31	LDI mine	Sleeping Giant mine	Total	LDI mine	Sleeping Giant mine	Total

Revenue before pricing adjustments by operation	$–	$7,930	$7,930	$–	$–	$–
Pricing adjustments by operation	–	–	–	5,030	–	5,030

Revenue after pricing adjustments by operation	$–	$7,930	$7,930	$5,030	$–	$5,030

Revenue by metal
Palladium	$–	$–	$–	$3,151	$–	$3,151
Gold	–	7,751	7,751	422	–	422
Platinum	–	–	–	1,301	–	1,301
Nickel	–	–	–	5	–	5
Copper	–	–	–	161	–	161
Silver	–	179	179	56	–	56
Other	–	–	–	(66)	–	(66)

	$–	$7,930	$7,930	5,030	$–	5,030

The Company's sales volumes are directly affected by the amount of production from its mines. The table below shows the Company's production and sales of its major commodities.

	2010			2009

Three months ended March 31	LDI mine	Sleeping Giant mine	Total	LDI mine	Sleeping Giant mine	Total

Sales volumes summary
Palladium (oz)	–	–	–	–	–	–
Gold (oz)	–	6,700	–	–	–	–
Platinum (oz)	–	–	–	–	–	–
Nickel (lbs)	–	–	–	–	–	–
Copper (lbs)	–	–	–	–	–	–
Silver (oz)	–	10,000	–	–	–	–
Production summary
Palladium (oz)	–	–	–	–	–	–
Gold (oz)	–	4,863	–	–	–	–
Platinum (oz)	–	–	–	–	–	–
Nickel (lbs)	–	–	–	–	–	–
Copper (lbs)	–	–	–	–	–	–
Silver (oz)	–	6,118	–	–	–	–

LDI Palladium Mine

For the three months ending March 31, 2010, revenue before pricing adjustments was $nil, reflecting no production from the LDI mine. Due to the recovery of metal prices, the Company resumed operations at the LDI mine's Roby underground mine during the quarter ended March 31, 2010 after being on care and maintenance since October 2008.

 1ST QUARTER REPORT 2010

Revenue after pricing adjustments from metal settlements and the mark-to-market of concentrate awaiting settlement for the three months ended March 31, 2010 was $nil, as the balance of the palladium sales were settled in the first six months of 2009. This compares to $5.0 million of revenues recognized in the same period last year comprised of a $4.0 million favourable commodity price adjustment and a $1.0 million positive foreign exchange adjustment.

Sleeping Giant Gold Mine

Since the Company acquired the Sleeping Giant gold mine in the second quarter of 2009, no comparative results for operations are reflected for the quarter ended March 2009.

For the quarter ended March 31, 2010, revenue before and after pricing adjustments was $7.9 million, as Sleeping Giant mine reached commercial production on January 1, 2010, reflecting gold sales of 6,700 ounces with an average realized price of US$1,116 per ounce.

Final pricing on metals settled during the quarter ended March 31, 2010 are set out in the following table:

Average Realized Metal Prices and Exchange Rates

Three months ended March 31		2010		2009

Palladium – US$/oz		$–		$197
Platinum – US$/oz		$–		$961
Gold – US$/oz		$1,116		$880
Nickel – US$/lb		$–		$4.80
Copper – US$/lb		$–		$1.45

Average exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.96	US$	0.80

For comparison purposes, the following table details the recorded spot metal prices and exchange rate for the specified metals:

Spot Metal Prices* and Exchange Rates

		May 7 2010		March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009		December 31 2008

Palladium – US$/oz		$505		$479		$393		$294		$249		$215		$183
Platinum – US$/oz		$1,651		$1,649		$1,461		$1,287		$1,186		$1,124		$898
Gold – US$/oz		$1,202		$1,116		$1,104		$996		$934		$916		$869
Nickel – US$/lb		$10.05		$11.33		$8.38		$7.86		$7.26		$4.27		$4.90
Copper – US$/lb		$3.12		$3.56		$3.33		$2.78		$2.31		$1.83		$1.32

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.96	US$	0.98	US$	0.96	US$	0.93	US$	0.86	US$	0.79	US$	0.82

*
Based on the London Metal Exchange

 1ST QUARTER REPORT 2010

Nymex Palladium Cash Price US$/ Troy oz	Nymex Gold Cash Price US$/ Troy oz

After peaking in March 2008 at US$582 per ounce, the price of palladium declined by 69% to US$183 per ounce on December 31, 2008. In October 2008 the Company decided to put the LDI mine on temporary care and maintenance. As the Company restarted its LDI palladium mine, the price of palladium has subsequently increased to US$505 as of May 7, 2010.

During the first quarter of 2010, the average price of gold was $1,111 per ounce, with gold trading in a range of $1,053 to $1,151 per ounce. This compares to an average of $910 per ounce in the first quarter of 2009, with a low of $807 and a high of $1,002 per ounce. The price of gold has subsequently increased to US$1,202 as of May 7, 2010.

Operating Expenses

LDI Palladium Mine

The key operating results for the LDI mine are reflected in the following table.

Three months ended March 31	2010	2009

Tonnes of ore milled	–	–
Production
Palladium (oz)	–	–
Platinum (oz)	–	–
Gold (oz)	–	–
Nickel (lbs)	–	–
Copper (lbs)	–	–
Palladium head grade (g/t)	–	–
Palladium recoveries (%)	–	–
Tonnes of ore mined	24,840	–

For the quarter ended March 31, 2010, there were 24,840 tonnes of ore extracted from the underground mine. During the same period last year, the mine was on care and maintenance.

 1ST QUARTER REPORT 2010

The financial results for the LDI mine are summarized in the following table.

Three months ended March 31	2010	2009

Production costs	$6,002	$–
Care and maintenance costs	–	3,216
Inventory pricing adjustment	–	(2,688)
Smelter treatment, refining and freight costs	–	66
Loss on disposal of equipment	12	–
Asset retirement obligation accretion	96	94

Total operating expenses	$6,110	$688

For the three months ended March 31, 2010, total production costs at the LDI mine were $6.0 million, due to the increased activities to restart the Roby underground mine, compared to $nil in the same quarter last year, when the mine was on care and maintenance. The Company has not capitalized the restart operating costs associated with the LDI palladium mine since the mine was placed on temporary care and maintenance in October 2008 when metal prices fell and the Company retained all key senior management during the care and maintenance period in anticipation of a prompt restart when metal prices recovered.

For the quarter ended March 31, 2010, the inventory pricing adjustments were $nil compared to $2.7 million in the same period last year. The comparative quarter in the prior year reflected the adjustment of ore inventories to net realizable value due to the increase in metal prices that were partially offset by the strengthening of the Canadian dollar.

Smelter treatment, refining and freight costs for the three months ended March 31, 2010 were $nil compared to $0.1 million in the corresponding period in 2009, which reflected final pricing and assay adjustments on concentrate shipments made prior to the October 2008 mine shutdown.

During the three months ended March 31, 2010, the loss on disposition of equipment was nominal compared to $nil in the comparative period.

For the three months ended March 31, 2010, asset retirement costs were $0.1 million, which are comparable to the same period last year.

Sleeping Giant Gold Mine

Since the Company acquired the Sleeping Giant gold mine in the second quarter of 2009, no comparative results for operations are reflected for the quarter ended March 2009.

The key operating results for the Sleeping Giant mine are reflected in the following table.

Three months ended March 31	2010

Tonnes of ore milled	26,823
Production
Gold (oz)	4,863
Gold head grade (g/t)	4.92
Gold recoveries (%)	95.4
Tonnes of ore hoisted	26,832
Cost per tonne milled	$375

 1ST QUARTER REPORT 2010

The financial results for the Sleeping Giant mine are summarized in the following table.

Three months ended March 31	2010

Production costs	$10,049
Smelter treatment, refining and freight costs	18
Gain on disposal of equipment	(3)
Asset retirement obligation accretion	48

Total operating expenses	$10,112

For the three months ended March 31, 2010, total production costs at the Sleeping Giant mine were $10.0 million. There were no production costs for the same period last year as the mine reached commercial production January 1, 2010. Unit cash costs1 to produce gold (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenue, was US$1,417 per ounce of gold sold for the quarter ended March 31, 2010.

Amortization

Three months ended March 31	2010	2009

Amortization by operation
LDI palladium mine	$35	$50
Sleeping Giant gold mine	1,949	–
Corporate	28	–

	$2,012	$50

Amortization at the LDI mine for the first quarter ended March 31, 2010 was $0.3 million, before a reallocation of $0.3 million to crushed and broken ore inventory, compared to $0.1 million in the corresponding period in 2009. The amortization expense for the first quarter of 2010 reflects the vehicles and equipment used in the activities to restart the Roby underground mine whereas the comparative period reflected amortization of vehicles still in use while the mine was on care and maintenance.

Amortization at the Sleeping Giant mine, which primarily relates to mining and milling activities, was $1.9 million in the first quarter of 2010 and reflects the amortization of its mining interests using the unit of production and straight line methods of amortization.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. In the opinion of the Company's management, during the three months ended March 31, 2010 there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Other Expenses

The Company's general and administration expenses for the quarter ended March 31, 2010 were $2.7 million compared to $2.0 million in the same period last year. In the same period in 2009, the Company incurred additional administration as a result of the acquisition and restart of Sleeping Giant gold mine.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 27

 1ST QUARTER REPORT 2010

Exploration expenditures for the quarter ended March 31, 2010 were $4.2 million compared to $2.4 million in the same quarter last year, and are comprised of the following:

	Three months ended March 31
	2010	2009

Offset Zone project	$1,210	$1,483
LDI property	1,713	867
Shebandowan West nickel-copper-PGM project	136	58
Sleeping Giant mine property	852	–
Discovery project	55	–
Dormex property	68	–
Prospect project	63	–
Other exploration projects*	68	–

Total exploration expenditures	$4,165	$2,408

*
Other exploration projects are comprised of the Montbray, Harricana, Cameron Shear, Flordin, and LaFlamme properties.

Interest and other income for the quarter ended March 31, 2010 was nominal compared to $0.1 million in the corresponding period last year, a decrease of $0.1 million. The reduced interest and other income was due primarily to the lower interest income earned on short term interest bearing deposits.

The foreign exchange gain for the quarter ended March 31, 2010 was nominal compared to $0.4 million in the same period last year. The corresponding period in 2009 primarily related to a foreign exchange gain of $0.3 million on the translation of the Company's US dollar denominated capital leases and credit facilities.

Income and Mining Tax Expense

For the quarter ended March 31, 2010, the Company's income and mining tax recovery was $2.5 million compared to $nil in the corresponding period last year, due primarily to the recovery of future income taxes created on the expiration of warrants ($1.4 million) and recovery of future income taxes created on the renunciation of exploration expenses related to the 2009 flow-through share offering ($0.7 million).

Net Loss

For the quarter ended March 31, 2010, the Company reported a net loss of $14.6 million or $0.11 per share compared to a net income of $0.3 million or $nil per share in the same period last year.

 1ST QUARTER REPORT 2010

Summary of Quarterly Results

(expressed in thousands of Canadian dollars except per share amounts)

	2010	2009				2008

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue – before pricing adjustments	$7,930	$–	$–	$–	$–	$9,642	$35,331	$52,403
Pricing adjustments:
Commodities	–	2	10	354	4,018	(7,189)	(47,203)	581
Foreign exchange	–	(1)	(9)	(1,568)	1,012	8,889	2,992	(743)

Revenue – after pricing adjustments	$7,930	$1	$1	$(1,214)	$5,030	$11,342	$(8,880)	$52,241

Cash provided by (used in) operations*	(10,172)	(13,097)	(8,911)	11,464	14,455	(16,637)	7,463	5,821
Exploration expense	4,165	4,287	2,623	3,916	2,408	4,670	4,231	7,115
Net income (loss)	(14,624)	(14,361)	(6,194)	(9,806)	347	(112,419)	(71,242)	10,387
Net income (loss) per share	$(0.11)	$(0.11)	$(0.06)	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13
Fully diluted net income (loss) per share	$(0.11)	$(0.11)	$(0.06)	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13

 1ST QUARTER REPORT 2010

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended March 31
	2010	2009

Cash provided by (used in) operations prior to changes in non-cash working capital	$(14,302)	$1,040
Changes in non-cash working capital	4,130	13,415

Cash provided by (used in) operations	(10,172)	14,455
Cash used in financing	(214)	(2,328)
Cash used in investing	(4,482)	(7,710)

Increase (decrease) in cash and cash equivalents	$(14,868)	$4,417

For the three months ended March 31, 2010, cash used in operations prior to changes in non-cash working capital was $14.3 million, compared to cash provided by operations $1.0 million in the same period last year, a decline of $15.3 million. This decline is due primarily to the increased net loss ($15.0 million) and the future income tax recovery ($2.1 million), partially offset by the increased amortization ($2.0 million).

For the quarter ended March 31, 2010, non-cash working capital decreased by $4.1 million compared to $13.4 million in the same period last year. The $4.1 million decrease is due to an increase in accounts payable and accrued liabilities ($3.1 million) and a decrease in inventories ($1.4 million) before an amortization adjustment ($0.3 million), offset by an increase to taxes receivable ($0.4 million) and other assets $(0.3 million).

For the three months ending March 31, 2010, cash used in operations was $10.2 million compared to cash provided by operations of $14.5 million in the corresponding period last year.

For quarter ending March 31, 2010, financing activities required cash of $0.2 million and reflected the scheduled repayment of capital leases compared to $2.3 million in the corresponding period last year.

The Company's obligations under capital leases increased to $3.7 million at March 31, 2010 from $1.1 million at December 31, 2009 due to new capital lease obligations of $2.8 million, offset by scheduled capital lease repayments of $0.2 million.

Investing activities required $4.5 million of cash for the quarter ended March 31, 2010, relating to the Sleeping Giant gold mine's shaft deepening ($1.0 million) and development ($0.6 million), and the startup of the LDI palladium mine that included a jaw crusher ($0.9 million), mill flotation redesign ($0.6 million), other equipment ($0.5 million), and development of the Offset zone ($0.9 million). For the three months ended March 31, 2009, additions to mining interests were $0.2 million reflecting the temporary closure of the LDI palladium mine.

Capital Resources

As at March 31, 2010 the Company had cash and cash equivalents of $83.4 million compared to $98.3 million as at December 31, 2009. The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

The cash flow from the LDI palladium mine and the Sleeping Giant gold mine, together with the Company's cash reserves, are expected to be sufficient to meet the Company's requirements in the near term. In 2010, the Company intends to deepen the mine shaft at the Sleeping Giant gold mine at an estimated cost of $4.5 million plus an additional $1.5 million for auxiliary equipment, and continue LDI's Offset Zone ramp development of $16.0 million. NAP also plans to spend $6.2 million on its Quebec properties as well as $15.0 million on its Ontario properties.

 1ST QUARTER REPORT 2010

Contractual Obligations

As at March 31, 2010	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	1 Year	2-3 Years	4-5 Years	>5 Years

Capital lease obligations	$3,968	$1,654	$2,309	$5	$–
Operating leases	2,630	1,812	595	142	81
Purchase obligations	12,911	12,911	–	–	–

	$19,509	$16,377	$2,904	$147	$81

In addition to the above, the Company also has asset retirement obligations in the amount of $13,065 that would become payable at the time of the closures of the LDI and Sleeping Giant mines. The expected life of these mines is presently projected to 2012. Deposits established by the Company to offset these future outlays amount to $10,504. As a result, $2,561 of funding is required prior to closure of the mines.

Related Party Transactions

There were no related party transactions to report for the quarter ended March 31, 2010.

OUTSTANDING SHARE DATA

As of May 10, 2010, there were 147,436,394 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 3,018,050 common shares of the Company at a weighted average exercise price of $3.50. As of the same date, there were also 951,649 and 19,530,000 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$7.85 and $5.37, respectively.

REVIEW OF OPERATIONS

LDI Palladium Mine

The LDI mine consists of an open pit mine, an underground mine, and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel-copper-platinum group metals ("PGM") deposits.

During the three months ended March 31, 2010, 24,840 tonnes of ore was extracted from the LDI Roby Underground mine with an average palladium grade of 5.71 grams per tonne. During the same period last year, no ore was extracted from the LDI underground mine. Ore production from the Roby Underground mine is approximately 2,600 tonnes per day with the mine operating seven days per week on two 12-hour shifts per day. The Company has a workforce of 180 at LDI and has recently signed a new collective agreement with the United Steelworkers, effective until May 31, 2012. The Company also renewed its smelting contract with Xstrata Nickel. While the details of the contract are confidential, the terms are similar to the previous contract with the addition of allowing the Company to receive advance payments of 70% within 60 days following the month of concentrate delivery.

The mining method for the underground mine is sublevel retreat longitudinal longhole stoping with unconsolidated rock fill. The mining block interval is 95 metres floor to floor with two sublevels in between and 20 metre sill pillars between blocks. Stopes average 60 metres in length with 7 to 10 metre-wide vertical rib pillars between stopes. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

 1ST QUARTER REPORT 2010

As currently envisaged, the Company will continue mining the Roby Underground mine for two years while developing the Offset Zone with the objective of achieving a seamless changeover from the Roby Underground mine to the Offset Zone, which could potentially add up to ten years of additional mine life.

LDI Mill

The LDI mill did not process any ore during the three months ended March 31, 2010 and in the same period last year.

The Company incurred capital costs relating to the mill of $1.8 million, which included a jaw crusher ($0.9 million), mill flotation redesign ($0.6 million), and other equipment and betterments ($0.3 million).

Sleeping Giant Gold Mine

The Sleeping Giant gold mine located in the Abitibi region of Quebec and consists of an underground mine and a mill with a capacity of 900 tonnes per day. For the quarter ended March 31, 2010, 26,832 tonnes of ore was hoisted from the underground mine with an average gold grade of 6.27 grams per tonne. The ramp up for the Sleeping Giant gold mine to steady-state production has been slower than anticipated due in part to lower than expected grades from several producing stopes. In addition, whereas the previous operator tried to maintain approximately 16-18 stopes in production to ensure consistent tonnes and grade, the Company has thus far only operated 9-10 stopes at a time. The Company determined that three lower grade stopes required further drilling before accessing them at a later date and has attempted to make up for lost tonnage by mining remnants in previously mined stopes. New stopes are under development in order to increase the number of active stopes available for mining to seek to achieve a steady-state target of 50,000 ounces of gold per year.

The Sleeping Giant gold mine was in production from 1988 to 1991 and from 1993 to September 2008, when it was placed on care and maintenance by its previous owner. Since 1988, the Sleeping Giant gold mine has operated since the end of 2008, cumulative production was approximately 960,000 ounces of gold at an average grade of about 11.44 grams per tonne gold.

The mine is accessed by a four-compartment production shaft with a total depth of 1,053 metres. Levels are spaced at 45 metres from surface to a depth of 235 metres, and from there to a depth of 975 metres are spaced at 60 metres. The exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air. An ore pass and a waste pass allow material to be handled and raised to the surface. The deepest working level of the mine is presently 975 metres. The mine uses 3 and 5 tonne electric locomotives and rail cars.

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For slopes over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, the method employed is generally shrinkage stope mining (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Sleeping Giant Mill

For the quarter ended March 31, 2010, the mill processed 26,823 tonnes of ore, producing 4,863 ounces of gold at an average gold head grade of 4.92 grams per tonne, with a gold recovery of 95.4% and mill availability of 100%. There were no mechanical shutdowns due to low tonnage throughput. Higher head grades are anticipated once the mine achieves its steady-state production levels. Production costs, per tonne of ore milled, was $375 for the quarter ended March 31, 2010.

At March 31, 2010, the mill contained approximately 2,067 ounces of gold that was included in inventory and valued at net realizable value, as it had not been sold by the end of the period.

The Sleeping Giant mill has a rated capacity of 900 tonnes per day and was operating at approximately 430 tonnes per scheduled operating day for the three months ended March 31, 2010.

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EXPLORATION UPDATE

Offset Zone

The Offset Zone of the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the southwest of the Roby Zone. An updated mineral resource estimate of the Offset Zone is being prepared by the Company and it is expected to be available in the second quarter of 2010, which will include the results of drilling completed in 2009. Previously, in January 2009, a mineral resource estimate was prepared by Scott Wilson RPA which showed that the Offset Zone has significantly more mineral resources than the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.

The Company has engaged Nordmin to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone. The discovery of two new PGM zones, named the Cowboy and Outlaw Zones, has resulted in the decision to expand the exploration effort to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. The Company, assisted by Nordmin, is working towards completing an advanced preliminary economic assessment, expected to be available by the third quarter of 2010.

Based on the work done to date with Nordmin, and recent exploration success, the Company believes that the most efficient way to mine the Offset Zone is by way of shaft access, with a capacity of approximately 5,000 tonnes or more per day. The mining method to be utilized is "large scale shrinkage", a high volume bulk mining method similar to that used by Agnico-Eagle Limited at their Goldex mine in Quebec. This method increases the overall upfront capital requirements but is expected to significantly reduce the operating costs compared to other mining methods. This mining method entails drilling off and blasting an entire ore zone and pulling the ore from the bottom horizon. Ore pillars are left (in lower grade ore areas) where possible in order to minimize ground control issues. Preliminary work suggests that mining costs might be similar to the Goldex mine.

The 2009 drill program was carried out to increase the tonnage and grade of the mineral resource in the upper part of the Offset Zone, upgrade resources from inferred to indicated, and discover new resources. Phase 1 of the drill program was completed in June 2009 and consisted of 38 infill holes for 21,150 metres in the upper south quadrant. Phase 2 of the Offset Zone drill program commenced in mid-July 2009 and was completed by December 31, 2009. The program consisted of 45 infill drill holes for 19,000 metres which decreased the drill hole spacing to approximately 30 metres in the upper part of the Offset Zone. Full assay results are available and will be incorporated into a new 43-101 mineral reserve and resource estimate that is expected to be completed by the second quarter of 2010.

During the first quarter of 2010, the Company began a program of surface directional drilling with two rigs. The purpose of the drilling program is to intersect the Offset Zone between elevation 4500 and 4650, in order to increase the quality of the resource definition at these levels and eventually deeper, later in the year. Underground drilling also continued for infilling to complete the 30 metre grid on the upper part of the Offset Zone.

Roby Zone

During the first quarter of 2010, underground drilling was also carried on the lowest part of the Roby Zone to test a possible extension. Assay results will be available in the second quarter of 2010.

Cowboy Zone and Outlaw Zone

The Cowboy Zone is located 30 to 60 metres to the west of the Offset Zone and was discovered in 2009 during infill drilling of the Offset Zone. This new discovery has the potential to extend the life of the LDI mine and could potentially

 1ST QUARTER REPORT 2010

impact the economics of the LDI mine. The first phase of the drilling campaign indicated that the Zone extends for up to 250 metres along strike and 300 metres down dip from the Offset Zone. The assay results from the Phase 2 drilling extended the limit of the Cowboy Zone 50 metres farther to the north for a total strike length of 300 metres. Additional drilling will be needed before a resource calculation can be completed on the Cowboy and Outlaw Zone. A 750-metre long underground exploration hole was designed to test the contact of the favourable LDI intrusion and the unmineralized country rock on section 502N. This long underground exploration hole, did not reach the contact due to drill rig limitations. It did, however, intersect a significant interval of platinum group element ("PGE") mineralization within the intrusion, to the west of the Offset Zone and the Cowboy Zone. Referred to as the Outlaw Zone, this new potential zone of mineralization is hosted by gabbro, like the Cowboy Zone. Future drill programs will be designed to explore the lateral and vertical limits of the Outlaw Zone, and establish its orientation, geometry and internal continuity. Nevertheless, it is apparent from these results that PGE mineralization at LDI remains open to the west.

With the development of the $16 million ramp into the Offset Zone, drilling platforms will be established along this ramp to facilitate further exploration drilling of the Cowboy and Outlaw Zones in the third and fourth quarters of 2010.

West Pit

The surface drill program in the West Pit area of the LDI mine property was planned to follow up on historic and previous drill results and discover new mineralized zones adjacent to the open pit mine. In total, 29 holes were drilled in 2009 from within 150 metres of the west wall of the open pit with assays that were of higher grade than the historic average grade of 1.99 grams per tonne palladium at the LDI open pit mine. The combination of these assay results and the close proximity of the PGE mineralized intersections provides encouragement for follow up exploration drilling.

North LDI

In addition to the Company's mining, development and exploration activities at the LDI mine, grassroots exploration is an integral part of the growth strategy. In 2008, the grassroots exploration projects involved trenching on the North LDI area, north of the LDI mine, and trenching and drilling on the Mine Block Intrusion, east of the LDI mine. Individual project areas on the Mine Block Intrusion that saw exploration activities were the North VT Rim, South VT Rim, Baker Zone and Creek Zone.

For 2009, a follow up 19 hole drill program was completed on North LDI. The drill holes were designed to test under mineralized trenches from which samples returned up to 7.0 grams per tonne PGM plus gold. They were also designed to test the nested intrusion model for the North LDI area, based on the results of a historic airborne geophysical survey. As at the date of this MD&A, all holes were completed and assay results were not significant.

Sleeping Giant Mine Property

The main focus of the Sleeping Giant drilling program, conducted in the latter half of 2009, was to demonstrate the potential to further extend the mine life. The extensional drill program resulted in additional resources both below and adjacent to the current mine workings, including an extension of the 30 West zone and the 3 zone. A new zone, called the 785N zone, was also intersected 180 metres below the bottom of the current mine workings and provided a 2.2 metre section grading 16 grams per tonne gold (see news release dated January 29, 2010 at www.nap.com). The updated mineral reserve and resource estimate nearly doubles the mineral resources at Sleeping Giant. In 2010, the Company intends to conduct 30,000 metres of extensional drilling at a cost of approximately $2.1 million with the objective of extending the mine life further by identifying new resources and converting mineral resources to mineral reserves.

Discovery Property

The Company recently filed an environmental impact study for the Discovery project and applied for a mining lease to continue to advance the property toward a future underground exploration program. In 2010, NAP plans to conduct a 4,200-metre surface drilling program on the 1200E sector of the property in order to expand the gold zone intersected

 1ST QUARTER REPORT 2010

in 2008. The 2008 resource estimate and scoping study estimated that the Discovery project had 3,109 tonnes of measured resources grading 8.95 grams per tonne, 1,278,973 tonnes of indicated resources grading 5.74 grams per tonne and 1,545,500 tonnes of inferred resources grading 5.93 grams per tonne. The August 1, 2008 scoping study concluded that the project could produce 44,000 ounces of gold per year for four years with a project IRR of 27%, assuming a US$850 gold price.

Flordin Property

The Flordin property is approximately 40 kilometres north of the town of Lebel-sur-Quévillon, Quebec, in close proximity to NAP's Discovery project and within trucking distance of the Sleeping Giant mill. Preliminary exploration drilling in 2008 intersected several mineralized zones, expanding the known dimensions of the mineralized area. InnovExplo was contracted in 2009 to prepare an NI 43-101 resource estimate on the gold deposit. The presence of several parallel gold veins near surface led to consideration of possible open pit mining scenarios. Using a 2 gram per tonne gold cut-off, the NI 43-101 report estimates that the property contains 679,000 tonnes of measured and indicated resources at an average grade of 4.25 grams per tonne gold for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 grams per tonne gold for a total of 169,261 contained ounces. In 2010, NAP intends to conduct a 10,000-metre infill drill campaign to upgrade the resource classification. The Company believes that the Flordin gold property could have the potential to provide additional feed for the underutilized Sleeping Giant mill.

Cameron Shear and Florence Properties

The Company has an option to earn a 50% interest in the Cameron Shear property, which is currently 100% owned by Canadian Royalties Inc. Florence is a small 100% Cadiscor-owned property that is located north and adjacent to the Cameron Shear property. These properties are adjacent and to the east of the Discovery gold deposit.

Laflamme Gold Property

During the third quarter of 2009, the Company entered into an option and joint venture agreement with Midland Exploration Inc. ("Midland") to earn an interest in the Laflamme gold property. Strategically located between the Company's Sleeping Giant gold mine and the Comtois gold deposit in Quebec's Abitibi region, the Laflamme gold property consists of 410 claims covering a surface area of approximately 220 square kilometres west of Lebel-sur-Quevillon. Laflamme offers excellent potential for gold mineralization. A recent study conducted by the Ministère des Ressources naturelles et de la Faune du Québec ("MNRF") has identified a list of gold-bearing targets in major structures that appear on the property. The Laflamme property stretches 20 to 60 kilometres east of the Sleeping Giant mine. In the fourth quarter of 2009, the company conducted a VTEM aerial survey over the property in order to identify exploration targets. The survey results was analyzed during the first quarter of 2010. A number of targets were identified and line-cutting, ground geophysical surveys and drilling are planned to start in the second quarter of 2010.

The Company can earn a 50% interest in the Laflamme Property over a period of four years for the following consideration: upon making cash payments totaling $0.1 million and incurring exploration expenditures totaling $1.0 million. The Company will be the operator and, following the acquisition of the initial 50% interest, will have the option to acquire an additional 15% interest upon delivery of a feasibility study.

Shebandowan West Project

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies. The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

 1ST QUARTER REPORT 2010

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine. Management considers the Shebandowan West Project's nickel-copper-PGM mineralization to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 grams per tonne PGM plus gold. An NI 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario entailing excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site, and transporting it by truck to the LDI property for processing at that mine's original mill. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company received a preliminary economic assessment on the project from SRK. However, in light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan joint venture, including at the Shebandowan West Project.

The Company and Vale Inco have conducted a ground geophysical survey on the property in the first quarter of 2010. Preliminary results support further exploration work on the property.

FUTURE ACCOUNTING STANDARDS

Impact of International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The Company is required to adopt IFRS for the reporting of its interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly. Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoption, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

An effective conversion to IFRS requires that the Company address issues pertaining to various elements. These elements include financial reporting expertise, accounting policies, internal controls over financial information ("ICFR") and disclosure controls and procedures ("DC&P"), business activities, and consideration of the Company's information systems.

A)    Financial Reporting Expertise

  The Company is committed to ensuring that its board, management and employees possess the appropriate technical training to facilitate a smooth transition to IFRS. In preparation for the transition to IFRS, key members of the IFRS project team attended various seminars and information sessions and reviewed IFRS standards with a focus on identifying existing and emerging issues relating to the conversion to IFRS and ensuring their inclusion

 1ST QUARTER REPORT 2010

  in the Company's preliminary conversion project scoping analysis. Based on those transition issues identified, the Company's IFRS project team has performed an evaluation of the impact of the adoption of IFRS on its consolidated financial statements, including the optional exemptions which may be elected by the Company under IFRS 1, the transitional standard addressing initial adoption of IFRS.

  During 2009, key management personnel attended various seminars and information sessions regarding IFRS standards and related transition issues and held informal discussions with key operational and IT personnel regarding the pending changes under IFRS. Management has consulted with its external auditors regarding the evaluation of its readiness for conversion and the identification of key IFRS issues and has utilized various external resources to identify and obtain appropriate sources of IFRS guidance.

  Information sessions held with members of the Board of Directors (including Audit Committee members) both in 2009 and during the first quarter of 2010. At these information sessions, management and external consultants provided an overview of the project timeline and potential transition issues, IFRS standards and developments affecting the Company, and identified impacts on the financial statement of the Company.

  Management has and will continue to monitor developments under IFRS and provide quarterly updates to the Audit Committee regarding the project status, IFRS standards, proposed policy changes, and financial impacts on balances previously reported under Canadian GAAP.

B)    Accounting Policies

  During the conversion project, the Company has compared and evaluated the impacts of IFRS standards on its operations in comparison to those standards presently applied under Canadian GAAP. To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

  The Company has determined that the IFRS 1 exemptions which are likely to be elected by the Company at the time of transition to IFRS on January 1, 2010 are those related to: business combinations; share-based payment transactions; leases; investments in subsidiaries, jointly controlled entities and associates; compound financial instruments; and decommissioning liabilities included in the cost of property, plant and equipment. The IFRS 1 elections relating to insurance contracts and assets and liabilities of subsidiaries, associates and joint ventures will not likely apply to the Company as it does not hold any insurance contracts and both the Company and its subsidiaries will transition to and adopt IFRS concurrently. In addition, IFRS 1 elections relating to fair value as deemed cost or cumulative translation differences are not expected to be applied. The Company is currently completing its review of the applicability of remaining IFRS 1 elections and will continue to review the impacts of amendments to IFRS standards regarding its present position relating to the above elections prior to the adoption of IFRS on January 1, 2011.

  In addition to the identification of IFRS 1 elections, the Company has identified potential transition differences existing between Canadian GAAP and IFRS standards which may exist at January 1, 2010. However, in the period leading up to the transition to IFRS, the AcSB has issued Canadian accounting standards that are converged with IFRS standards such as IAS 2 (Inventories), IAS 16 (Capital Assets), IAS 38 (Intangible assets), and IFRS 9 (formerly IAS 32 and IAS 39) relating to the presentation, reporting and disclosure of financial instruments. This convergence has mitigated the impact of adopting IFRS at the mandatory transition date.

 1ST QUARTER REPORT 2010

  Mining Interests and Amortization

  Under IFRS standards, the Company uses historical costs of the mining interests and applies IFRS standards on a retrospective basis to determine their value at the January 1, 2010 transition date. Alternatively, the Company may elect under IFRS 1 and assign the fair value to such assets based on their market value at the date of transition. Management is proposing to utilize the historical cost method of determining fair value at the January 1, 2010 transition date for all of the Company's consolidated entities and has prepared its preliminary analysis of transition variances on that basis.

  Although certain aspects of the standards are converged, differences still exist primarily with regards to the determination of impairment of assets under IAS 36. Under IFRS, the Company is required to identify cash generating units ("CGU's") independently for each of its consolidated entities. These CGU's represent the smallest group of assets which are capable of generating cash independently from other assets held by the Company. Specific distinction of such asset groupings is not presently applied under Canadian GAAP. As a result, management is in the process of reviewing its preliminary determinations of such groupings.

  In determining whether an impairment exists under Canadian GAAP, the Company performs a two-step approach that compares the net book value of assets to the undiscounted and discounted expected future cash flows from operations. Under IFRS, a one-step approach is used by which the determination of impairments require the comparison of the net book value of each of the CGU's to the recoverable amount of the CGU. The recoverable amount is determined as the higher of the fair value of the expected future cash flows from that CGU, less costs to sell ("Fair Value Less Cost to Sell") and the "Value in Use". If fair value using the Fair Value Less Cost to Sell method is higher than carrying value of the CGU, the impairment test is passed and evaluation using the Value in Use method is not performed.

  Under Canadian GAAP, any impairment assessed is not reversed. Under IFRS, impairments assessed must be reversed in subsequent periods should economic conditions recover. As a result of the significant impairments applied to the LDI mine assets in 2004 and 2008 and the recent recovery of metals prices in the market, it is possible that the Company may potentially recognize a reversal of such impairments at the January 1, 2010 transition date or in a subsequent period after transition.

  Management is presently reviewing its preliminary analysis of the potential impact of the application of these IFRS standards on its reported mining interest balances.

  Financial Instruments

  Although the allocation of fair values between the debt and equity components of compound financial instruments issued by the Company is performed differently under IAS 32, Financial Instruments Presentation, from the pro-rata method applied under Canadian GAAP, the measurement of the fair values of such instruments does not differ materially.

  The Company is evaluating the decision to make the election available to it under IFRS 1 relating to compound financial instruments. Application of this election would eliminate the need to recognize transition variances relating to those debt instruments fully repaid prior to the January 1, 2010 transition date. As a result, only outstanding debt instruments and compound instruments denominated in foreign currencies would require retrospective restatement at the time of transition to IFRS on January 1, 2010.

  The adoption of IAS 32 may result in material reallocations of balances within the Company's debt and equity accounts. It is the Company's preliminary assessment that, since a majority of the Company's debt and foreign denominated equity instruments matured prior to January 1, 2010, the impact of the adoption of IAS 32 will be mitigated. However, recent and proposed amendments to IFRS standards relating to financial instruments (IAS 32, 39, IFRS 7 and the future standard IFRS 9) may further impact the adjustments required for conversion to

 1ST QUARTER REPORT 2010

  IFRS. Therefore, the Company's determination of the financial impact of the final transition adjustments will be subject to its review of these amendments to IFRS standards and cannot be conclusively quantified at this time.

  Share-Based Payment Transactions

  The Company has identified differences relating to the measurement of share-based payments under IFRS 2 relating to the Company's stock compensation plans. The differences between Canadian GAAP and IFRS primarily relates to the valuation of restricted share units ("RSU") liabilities at each reporting date and the measurement of stock compensation expense relating to the Company's stock option plan.

  Under Canadian GAAP, stock compensation expense is calculated on a straight-line amortization method over the respective vesting period for each stock option. Under IFRS, stock compensation expense is recognized on a graduated method over the vesting period and a provision is generally applied against the recognized expense based on the historical rate of non-vesting of options.

  Under Canadian GAAP, the fair value assigned to the liability of outstanding RSU's is the value of the Company's share price at each reporting date. Under IFRS, the fair value of the RSU liability at each reporting date is calculated to also include the intrinsic value of the underlying option of the holder to elect the timing of payment of the liability. As a result, under IFRS, the Company's determination of the fair value of each RSU at each reporting date will now also recognize the incremental value attributable to the volatility of the share price over the remaining term of each RSU. Management presently expects to utilize the Black-Scholes model to determine the option value contained in each RSU.

  The Company's election under IFRS 1 relating to share-based payments will restrict the adjustments relating to the measurement of such equity instruments to only those instruments granted after November 7, 2002 and which have not vested at the date of transition of January 1, 2010.

  Mine Restoration Obligations

  The measurement of decommissioning liabilities and related balances included in the cost of property, plant and equipment in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets differs from that applied by the Company under Canadian GAAP. An election by the Company under IFRS 1 would permit the measurement of these amounts as at January 1, 2010 with prospective application of IFRS standards subsequent to that date.

  The Company is continuing to evaluate the potential impact of existing IFRS standards and proposed amendments to those standards on its reported balances under IFRS. As a result of ongoing analyses and the potential amendments proposed to key IFRS standards, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

  Flow-Through Shares

  The Company is presently reviewing its accounting policies relating to flow-through shares. Under Canadian GAAP, the accounting treatment of flow-through shares is addressed by Emerging Issues Committee (EIC) 146, Flow-Through Shares. Under IFRS, IAS 12, Income Taxes, contains no specific guidance on the appropriate accounting for flow-through shares. Therefore, entities are required to apply judgment in developing an appropriate model accounting policy based on the principles of IFRS standards.

  SIC Interpretation 25, Income Taxes – Changes in the Tax Status of an Entity or its Shareholders, provides some additional guidance in that it requires that the current and deferred tax consequences of a change in tax status shall be included in profit or loss for the period, unless those consequences relate to transactions and events that

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  result in a direct credit to the recognized amount of equity. The portion of tax liabilities or assets related to such recognized equity amounts which is not included in profit or loss must be charged or credited directly to equity. The Company's initial review of the above IFRS guidance and consultation with external sources, suggest that an approach similar to that applied under U.S. GAAP may be more appropriate.

  Under Canadian GAAP, proceeds received from the issue of flow-through shares are included in the value of the Company's common share capital. The subsequent renunciation of tax deductions by the Company results in the recognition of a future tax liability and an equivalent charge is applied to reduce common share capital. Under U.S. GAAP, the fair value of the common shares issued is added to share capital with any excess of proceeds over the market value of the common shares being recorded as a liability. At the time of renunciations by the Company, the subsequent increases in future tax liabilities realized in excess of the initial amounts are expensed in the period of renunciation. As a result, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

  Management does not anticipate any material changes to its policies and procedures due to the adoption of IFRS standards for flow through shares since it presently applies such policies and procedures through its requirement to determine and report the treatment for flow through shares under both Canadian and U.S. GAAP.

C)    ICFR and DC&P

  Management has continually evaluated the impact of the adoption of IFRS on the reporting and disclosure processes of the Company. Throughout the conversion project, management has made those modifications to its data analysis, information systems, and reporting processes that were required to incorporate the collection of information necessary under IFRS.

  As a result of the convergence of Canadian GAAP with IFRS standards, the Company has not presently incorporated any material changes to its ICFR or DC&P during the course of its conversion project. Most changes to the Company's internal controls were already incorporated incrementally over time as a result of the Company's adoption of the converged standards.

  As the ongoing review of accounting policies and procedures is completed prior to the adoption of IFRS, the Company will develop or appropriately modify its policies to ensure the integrity of its internal controls. Any material changes will be communicated quarterly within the internal control discussion contained in management discussion and analysis.

D)    Business Activities

  The conversion to IFRS may result in certain consequences which are dependent upon how certain business activities are approached, monitored, or concluded by the Company. Consideration of such issues as foreign currency, hedging activities, debt covenants, compensation arrangements, and risk management practices may be required.

  Whereas foreign currency considerations, compensation arrangements, and risk management issues are addressed by the Company on a regular basis, at January 1, 2010, the Company did not have any outstanding debt, with the exception of certain capital leases, and no hedging activities or contracts existed. Management will continue to monitor the impact of IFRS upon its current and future business activities.

E)    Information Systems

  In order to facilitate the compilation of information required for IFRS reporting and disclosures, management has made appropriate modifications to its information gathering and analysis procedures. However, no material changes to the Company's existing accounting systems have been required at present. Those changes which have

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  been implemented generally required minor changes to reports or data analysis to ensure that additional information required for disclosures under IFRS which were not currently collected under Canadian GAAP were appropriately tracked for IFRS reporting purposes.

The Company is presently reviewing its preliminary analyses regarding the adoption of IFRS standards. Based on this review, management will prepare its final recommendations to the Audit Committee and quantify the financial impact upon the opening balance sheet at January 1, 2010. Management expects to quantify these differences late in the second quarter of 2010 for review by its external auditors prior to final presentation to the Audit Committee. Disclosure of the preliminary financial impacts on the Company's opening balance sheet will be provided in the MD&A upon receipt of approval by the Audit Committee and Board of Directors.

Reconciliations of the reported balances and the preparation of the Company's interim and annual financial statements and notes in accordance with IFRS will be prepared for review by external auditors and presentation to the Audit Committee and Board of Directors for approval during the remainder of 2010 and in the first quarter of 2011. These reconciliations will be updated for any revisions to IFRS standards subsequent to the January 1, 2010 transition date and will be presented as comparative results within each of the interim and annual financial statements and notes respectively throughout the 2011 reporting year.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

INTERNAL CONTROLS

Scope Limitation

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately review, design or maintain the internal controls used by Cadiscor and integrate them with those of the Company.

As a result, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Cadiscor from the March 31, 2010 certification of internal controls.

The acquisition date financial information for Cadiscor is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the consolidated financial statements. A summary of the financial information for Cadiscor, expressed in thousands of dollars, which was included in the consolidated financial statements of the Company at March 31, 2010, is provided below.

Three months ended March 31, 2010

Revenue – after pricing adjustments	$7,930
Loss before discontinued operations and extraordinary items	(13,065)

Net loss and comprehensive loss for the period	$(5,135)

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As at March 31, 2010

Current assets	$8,090
Non-current assets	51,721
Current liabilities	6,254
Non-current liabilities	4,436

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended March 31, 2010, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

Internal Control over Financial Reporting

For the three months ended March 31, 2010, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

With the exception of the impact upon internal controls identified as a result the acquisition of Cadiscor and the ongoing integration of its operations into the Company, as discussed subsequently, there have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent period ended March 31, 2010 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Prior to the acquisition by the Company, Cadiscor was classified as a venture issuer. As a result, although management certifications were required regarding the fair presentation of reported financial information, there was no requirement for certification of the existence or maintenance of disclosure controls and procedures ("DC&P") or internal controls over financial reporting ("ICFR") and no audit attestation of the Company's design or effectiveness of DC&P or ICFR was required. In addition, the planned restart of the Sleeping Giant mine resulted in increased operational activities and related transactions, requiring the modification or implementation of internal controls relating to purchasing and payables, payroll, physical safeguard of inventory, tracking and recognition of gold shipments and revenues, and general and application controls within the information systems. Each of these circumstances could materially affect or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent to the acquisition of Cadiscor on May 26, 2009, the Company initiated its review of the internal controls within Cadiscor's operations and facilitated the preliminary design and implementation of DC&P and ICFR. The changes to the internal controls included the hiring of a mine controller and additional personnel at the Sleeping Giant mine to address the increase in financial transactions and ensure an appropriate segregation of duties; the review, comparison and transition of Cadiscor's policies, procedures, processes and related controls to mirror those already applied within the Company; communication of policies and procedures to key personnel; and modifications

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to information systems to accommodate the changes implemented and facilitate timely communication and disclosure of information within the Company.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC's website at www.sec.gov.

NON-GAAP MEASURES

This management's discussion and analysis refers to cash used in operating activities per share and cash cost per ounce which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile this non-GAAP measure to the most directly comparable Canadian GAAP measure:

(a)   Reconciliation of Cash Used in Operations per Share*

(expressed in thousands of dollars	Three months ended March 31
except per share amounts)	2010	2009*

Cash provided by (used in) operations prior to changes in non-cash working capital	$(14,302)	$1,040
Weighted average number of shares outstanding – basic and diluted	127,405,601	86,750,500

Cash used in operations prior to changes in non-cash working capital per share	$(0.11)	$0.01

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(b)   Reconciliation of Cash Cost per Ounce Gold calculation*

Three months ended March 31 (expressed in thousands of dollars except per ounce amounts)	2010

Production costs including overhead	$10,049
Smelter treatment, refining and freight costs	18

10,067
Less by-product metal revenue	179

$9,888

Divided by ounces of gold sold	6,700
Cash cost per ounce (CDN$)	$1,476
Exchange rate (CDN$1 – US$)	0.96

Cash cost per ounce (US$)	$1,417

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

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  Exhibit 1